# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cerebras Systems Inc., CIK 0002021728
CUSIP: 15675D103
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1237 E. Arques Avenue, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001645076-26-000004
Filed by CIK 0001645076

## Reporting persons
- Foundation Capital Management Co. VIII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,521,326; sole dispositive power 0; shared dispositive power 9,521,326; aggregate amount beneficially owned 9,521,326 (7.6% of the class)
- Foundation Capital VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,320,575; sole dispositive power 0; shared dispositive power 9,320,575; aggregate amount beneficially owned 9,320,575 (7.5% of the class)
- Foundation Capital VIII Principals Fund, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 200,751; sole dispositive power 0; shared dispositive power 200,751; aggregate amount beneficially owned 200,751 (0.2% of the class)
- Foundation Capital Management Co. LF II, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 731,246; sole dispositive power 0; shared dispositive power 731,246; aggregate amount beneficially owned 731,246 (0.6% of the class)
- Foundation Capital Leadership Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 731,246; sole dispositive power 0; shared dispositive power 731,246; aggregate amount beneficially owned 731,246 (0.6% of the class)

## Item 1. Issuer
Name of issuer: Cerebras Systems Inc.
Address of issuer's principal executive offices: 1237 E. Arques Avenue, Sunnyvale, CA, 94085.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Foundation Capital Management Co. VIII, L.L.C. ("FCM8")
Foundation Capital VIII, L.P. ("FC8")
Foundation Capital VIII Principals Fund, L.L.C. ("FCP8")
Foundation Capital Management Co. LF II, L.L.C. ("FCMLF2")
Foundation Capital Leadership Fund II, L.P. ("FCLF2")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G/A.
Address of principal business office or, if none, residence:
c/o Foundation Capital
550 High Street, 3rd Floor
Palo Alto, CA 94301
Citizenship:
FCM8 Delaware
FC8 Delaware
FCP8 Delaware
FCMLF2 Delaware
FCLF2 Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.

The Reporting Persons' beneficial ownership of the Issuer's securities includes (i) 9,320,575 shares of Class B common stock directly held by FC8; (ii) 200,751 shares of Class B common stock directly held by FCP8; and (iii) 731,246 shares of Class B common stock directly held by FCLF2. Each share of Class B common stock is convertible into one share of Class A common stock.

FCM8 is the general partner of FC8 and the manager of FCP8 and may be deemed to beneficially own the shares held by each of FC8 and FCP8. FCMLF2 is the general partner of FCLF2 and may be deemed to beneficially own the shares held by each of FCLF2.

Collectively, the Reporting Persons beneficially own an aggregate of 10,252,572 shares of Class A common stock.
Percent of class:
Row 11 of each Reporting Person's cover page to this Schedule 13G/A sets forth the percentage of the Issuer's Class A common stock beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 112,247,109 shares of Class A common stock outstanding as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 12, 2026 and (ii) 3,519,536 shares of Class A common stock issued subsequent to August 5, 2026 upon conversion of shares of Class B common stock by the Reporting Persons, and in each case, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class B common stock beneficially owned by such Reporting Person.

Collectively, the Reporting Persons beneficially own 8.1% of the Issuer's Class A common stock.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13G filed with the SEC on August 14, 2026).

## Signatures
- Foundation Capital Management Co. VIII, L.L.C.: /s/ Ashu Garg, Ashu Garg, Manager (11/12/2026)
- Foundation Capital VIII, L.P.: /s/ Ashu Garg, By Foundation Capital Management Co. VIII, L.L.C., its General Partner, By Ashu Garg, Manager (11/12/2026)
- Foundation Capital VIII Principals Fund, L.L.C.: /s/ Ashu Garg, By Foundation Capital Management Co. VIII, L.L.C., its Manager, By Ashu Garg, Manager (11/12/2026)
- Foundation Capital Management Co. LF II, L.L.C.: /s/ Ashu Garg, Ashu Garg, Manager (11/12/2026)
- Foundation Capital Leadership Fund II, L.P.: /s/ Ashu Garg, By Foundation Capital Management Co. LF II, L.L.C., its Manager, By Ashu Garg, Manager (11/12/2026)